# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Spirit Aviation Holdings, Inc., CIK 0001498710
CUSIP: 84863V101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, Florida (FL), 33004
Date of event which requires filing of this statement: 09/10/2025
Filed by CIK 0001336198
Persons authorized to receive notices and communications: Martin Sklar, Kleinberg, Kaplan, Wolff & Cohen P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- ESOPUS CREEK VALUE SERIES FUND LP - SERIES A (CIK 0001336198): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (5% of the class)
- Esopus Creek Advisors LLC (CIK 0001378067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (5% of the class)
- Sole Andrew L. (CIK 0001378121): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,300,000; sole dispositive power 0; shared dispositive power 1,300,000; aggregate amount beneficially owned 1,300,000 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Spirit Aviation Holdings, Inc.
Address of issuer's principal executive offices: 1731 RADIANT DRIVE, DANIA BEACH, Florida (FL), 33004
Comment: This Statement on Schedule 13D ("Schedule 13D") relates to the shares of common stock, par value $0.0001 per share (the "Common Stock" or "Shares") of Spirit Aviation Holdings, Inc., Inc., a Delaware corporation (the "Company" or the "Issuer"), whose principal executive offices are located at 1731 Radiant Drive, Dania Beach, Florida 33004.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) Esopus Creek Value Series Fund LP - Series A, a Delaware limited partnership ("Esopus Creek Fund"), (ii) Esopus Creek Advisors LLC, a Delaware limited liability company ("Esopus Creek Advisors") and (iii) Andrew L. Sole, a natural person, ("Mr. Sole" and, together with Esopus Creek Fund and Esopus Creek Advisors, the "Reporting Persons").
Residence or business address: The principal business address for each of the Reporting Persons is 81 Newtown Lane #307, East Hampton, NY 11937.
Present principal occupation or employment: Esopus Creek Fund hold the Shares of Common Stock of the Issuer that are the subject of this statement. The principal business of each of Esopus Creek Fund, is to invest in securities. The principal business of Esopus Creek Advisors is serving as general partner of Esopus Creek Fund. Mr. Sole's principal occupation is investing, and directing the investment of assets, including by serving as the principal of Esopus Creek Advisors. As a result of the foregoing relationships, Esopus Creek Advisors and Mr. Sole may be deemed to beneficially own the Shares held by Esopus Creek Fund.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d) above.
Citizenship: Esopus Creek Advisors is a Delaware limited liability company. Esopus Creek Fund is a Delaware limited partnership. Mr. Sole is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Shares to which this Statement relates were purchased by Esopus Creek Fund using its investment capital of the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities held by Esopus Creek was approximately $690,406, including commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting have Persons acquired the securities disclosed herein based on the Reporting Persons' belief that the securities are undervalued and represent an attractive investment opportunity.

The Issuer has now filed for bankruptcy protection twice in rapid succession which creates a serious lack of confidence in current management. Since the Issuer is now a serial bankruptcy petition filer, the Reporting Persons are concerned that the value of the equity will be eroded or extinguished through mismanagement. The Reporting Persons believe that to preserve shareholder value the Issuer should now be merged with another carrier or sold.

The Reporting Persons have requested the U.S. Trustee's Office move to seek the appointment of an examiner ("Examiner") pursuant to 11 U.S.C. Section 1104 to investigate management's failures, all insider conduct, and to determine whether there were any potential improprieties by the Issuer. The Reporting Persons believe that neither the Issuer, as debtor-in- possession, nor any official unsecured creditors committee would be well-suited to investigate the Issuer and its insiders. The Reporting Persons note that an Examiner would be required to publicly report its findings, which would provide much-needed transparency, while the Issuer and any such committee would not be required to do so.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.

Except as otherwise disclosed in this Item 4 or the Presentation, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer becoming involved in bankruptcy proceedings, or changing its intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 25,882,259 Shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2025.

As of the date hereof, Esopus Creek Fund beneficially owned 1,300,000 Shares, constituting approximately 5.0% of the Shares outstanding. By virtue of its relationship with Esopus Creek Advisors discussed in further detail in Item 2. By virtue of his relationships with each of Esopus Creek Fund and Esopus Creek Advisors discussed in further detail in Item 2, Mr. Sole may be deemed to beneficially own the Shares owned directly by Esopus Creek Fund. Advisors Esopus Creek Fund, Esopus Creek and Mr. Sole have shared voting and dispositive power over the Shares of Common Stock directly held by Esopus Creek Fund.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,300,000 Shares, constituting approximately 5.0% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Itemn 5(a) above.
Transactions in the class effected during the past sixty days:
The Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days, except as follows:.

(i) On September 3 ,2025, Esopus Creek Fund purchased over-the-counter 500,000 Shares at purchase price of $0.5379 per Share, excluding commissions.

(ii) On September 10, 2025, Esopus Creek Fund purchased over-the-counter 800,000 Shares at a purchase price of $0.5012 per Share excluding commissions.
Other persons with the right to receive dividends or sale proceeds: No Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above, the only agreement that the Reporting Persons have entered into is a joint filing agreement, dated as September 12, 2025, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement to Schedule 13D by and among Esopus Creek Value Series Fund LP - Series A, Esopus Creek Advisors, LLC, and, Andrew L. Sole dated as of September 10, 2025.

## Signatures
- ESOPUS CREEK VALUE SERIES FUND LP - SERIES A: /s/ Andrew L. Sole, Andrew L. Sole, as Managing Member of Esopus Creek Advisors, LLC, the general partner of Esopus Creek Value Series Fund LP - Series A (09/12/2025)
- Esopus Creek Advisors LLC: /s/ Andrew L. Sole, Andrew L. Sole, as Managing Member (09/12/2025)
- Sole Andrew L.: /s/ Andrew L. Sole, Andrew L. Sole, a natural person (09/12/2025)